# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 400, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 05/09/2026
Amends the filing with accession number 0000950170-22-010769
Filed by CIK 0001820448
Persons authorized to receive notices and communications: Todd Maron, c/o FIGS, Inc. 2834 Colorado Avenue, Suite 400, Santa Monica, California (CA), 90404, 424-300-8330

## Reporting persons
- Spear Catherine Eva (CIK 0001820448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 27,667,971; shared voting power 141; sole dispositive power 27,667,971; shared dispositive power 141; aggregate amount beneficially owned 27,668,112 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 400, Santa Monica, California (CA), 90404
Comment: EXPLANATORY NOTE: This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 26, 2022 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Amount beneficially owned: 27,668,112
Percent of Class: 15.0%

The above percentage is based upon 158,763,612 shares of Class A Common Stock outstanding as of April 30, 2026 based on the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

-Sole power to vote or direct the vote: 27,667,971
-Shared power to vote: 141
-Sole power to dispose or direct the disposition of: 27,667,971
-Shared power to dispose or direct the disposition of: 141

The Reporting Person is the record holder of 1,487,019 shares of Class A Common Stock and 1,352,608 shares of Class B Common Stock, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds 120,979 restricted stock units and options to purchase 19,793,739 shares of Class A Common Stock, that are vested and exercisable, respectively, within 60 days of the date hereof.

The Reporting Person may also be deemed to beneficially own (i) 797,073 shares of Class A Common Stock and 4,116,553 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Heather Hasson, the Issuer's Executive Chairman, are the sole members.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.
Transactions in the class effected during the past sixty days: On April 2, 2026, the Reporting Person disposed of 62,335 shares of Class A Common Stock in an open market transaction at $14.44 per share, solely to cover required taxes and fees due upon the vesting and settlement of restricted stock units.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Spear Catherine Eva: /s/ Catherine Spear, Catherine Spear (05/12/2026)